ADDENDUM TO CONSULTING AGREEMENT

This Addendum effective May 25th, 2022, to the Consulting Agreement (the Addendum"), is made by and between Emergent Health Corp. ("Company") and Parcae Capital Corp. ("Consultant").

WHEREAS Company and Consultant entered into an Consulting Agreement dated February 2nd 2022 ("the Agreement") wherein Company agreed to compensate Consultant in exchange for Consultant's agreement to serve as a Consultant to the Company.

WHEREAS Company and Consultant now desire to supplement the Agreement to modify the terms and conditions of the Consideration to be paid.

NOW, THEREFORE, in consideration of the promises and other good and valuable consideration, the receipt and sufficiency are hereby acknowledged, the parties hereto agree as follows:

1. The recitals set forth hereinabove are hereby incorporated into the Addendum, the same as if fully set forth herein. This Addendum shall amend, modify, and supplement the Agreement. The terms of this Addendum shall supersede and control any provisions of the Agreement that conflict with the provisions of this Addendum. In addition, except as may be provided in this Addendum, any capitalized terms contained herein that are not specifically defined herein, shall have the same meaning provided in the Agreement.

2. The Agreement is hereby supplemented by this Addendum as follows: **2. Term and Expiration 2.1 and 3. Compensation 3.1**:

   2.1 **Term and Expiration**. This Agreement shall become effective as of the Effective Date and shall remain in effect for the earlier of one year from the purchase of 66.67 shares of Consultants Series A Preferred shares of stock and 450,000 shares of Consultants Series C Preferred shares of stock for $125,000 or three (3) years ("initial term"). If the Consultant and/or Company do not provide the other party with thirty (30) days written notice of termination prior to the completion of the Initial term, the Agreement shall automatically extend for an additional three (3) year term. Termination shall not affect the Consultant's continuing obligations to the Company under Section 5 and 6.

   3.1 Base Salary. As full consideration for the Services to be provided by consultant hereunder, the Company shall compensate Consultant:

   (a) $7,500 per month payable in cash on the 1st of each month for services to be provided during the month
   (b) Four Hundred Fifty Thousand Shares of Company Series C Convertible Preferred Stock upon Company's receipt of $2,500,000 from any Regulation A Stock Offering Under the Securities Act of 1933

3. This document may be executed in counterparts, which taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have hereunto signed their names, on the day and year first above written.

Emergent Health Corporation ("Company")	Parcae Capital Corp. ("Consultant")
DocuSigned by: James W Zimbler	DocuSigned by: Frank Magliochetti
James Zimbler, CEO	Frank Magliochetti, CEO